News Release	AMEX, TSX Symbol: NG

Update on Rock Creek Gold Mine Development in Nome, Alaska

27 September 2005 – Vancouver, NovaGold Resources Inc. (AMEX, TSX: NG)

Highlights

  Rock Creek mine studies and resource update nearing completion.
  Construction decision anticipated in first half of 2006 with receipt of permits.
  Annual gold production over 100,000 ounces per year starting by the end of 2006.
  Regional exploration underway to support extension of mine life.

Mine Studies and Updated Resource Estimates Nearing Completion at Rock Creek

In preparation for a final construction decision by the NovaGold Board of Directors on the Rock Creek mine in early 2006, independent engineering firms, Norwest Corporation and AMEC E&C Limited, are completing detailed engineering work on the project. Permitting is progressing on a schedule to receive the final permits necessary to start construction in the first half of 2006. NovaGold has begun to purchase mine equipment including the haul trucks and loaders to be shipped by barge to Nome, Alaska with delivery scheduled for later this fall. Long lead items are being sourced to ensure delivery into Nome, Alaska by the summer of 2006 to meet the mine construction timeline.

“We are very pleased to be moving toward a construction decision at Rock Creek,” said Rick Van Nieuwenhuyse, President and CEO of NovaGold. “With the anticipated start of production by the end of 2006, NovaGold will make the transition from gold explorer to a gold producer, and with 3 additional world-class development projects already in the pipeline we look to grow our annual production over the next 5 to 6 years to more than 700,000 ounces of gold per year along with significant silver and copper production. Completing permitting, commencing construction and then achieving production at Rock Creek will be major milestones in the development of the Company and should ultimately result in higher valuations for all of NovaGold’s assets.” The Rock Creek mine will be developed as a 7,000 tonne per day year-around, conventional open pit operation producing approximately 100,000 ounces of gold per year at estimated total cash costs of US$250-$275 per ounce. Capital costs are estimated between US$55-$60 million. A sensitivity analysis on the project shows that the rate of return is most sensitive to changes in the gold price and grade, followed by changes to the operating costs and then to changes in capital costs. Test work at Rock Creek has shown favorable metallurgy with more than 75% of the gold recoverable using simple and inexpensive gravity methods. When combined with flotation and cyanidation overall gold recovery is anticipated to be in excess of 90% with gold doré poured on-site.

The major mining equipment fleet for the Rock Creek project consists of four 100 tonne trucks and two loaders. The project would employ approximately 135 skilled workers to operate the mine and mill operations. It is anticipated that on-site construction would take approximately nine months. The project would have a total power requirement of 5 to 7 MW supplied from the local power utility, Nome Joint Utility System.

The Rock Creek deposit is defined by 43,000 meters (141,350 feet) of drilling in 516 core and rotary holes. As part of the final mine plan, additional material from a satellite deposit, called Big Hurrah, will also be processed at the Rock Creek facility. Integrating the material from Big Hurrah has the potential to enhance the overall economics of the project. Based on historic and NovaGold drilling the Company is targeting the potential to define an initial mineralized zone at Big Hurrah that could contain 150,000 to 200,000 ounces of gold grading between 5 to 7 g/t gold beginning at surface.

NovaGold’s drilling in 2004 and 2005 at Big Hurrah was designed to confirm historic work and form the basis for a new resource estimate on the property. That drilling included nearly 17,750 meters (58,200 feet) in 292 core and rotary holes. A resource estimate is anticipated to be completed at Big Hurrah in the 4th Quarter of 2005 for inclusion in the Rock Creek final mine plan. With the abundance of exploration targets controlled by the Company in the district, such as Big Hurrah and Saddle, it is management's view that additional resources may be found that would considerably extend the planned life of the project.

The engineering design and construction of the Rock Creek mine is being overseen by a team lead by Doug Nicholson, Vice President and General Manager of NovaGold Alaska and Alaska Gold Company and Ken Pohle, construction manager. Mr. Nicholson and Mr. Pohl were in instrumental in the development and operations at Kinross Gold’s 400,000 ounce per year open-pit Fort Knox and True North mines in Fairbanks, Alaska.

Engineering studies for the final mine plan include refined geotechnical, hydrologic, and metallurgical studies along with final pit design and optimization. In addition to Norwest, NovaGold has retained several specialized firms for the mine planning work including: Water Management Consultants (WMC) Group to assess the hydrologic characteristics; Smith Williams Consultants (SWC) for dam design and geotechnical evaluations; Pennstrom Consulting for metallurgical evaluation and design; Roberts and Schaefer for mill design; Dorr-Oliver-Eimco to optimize the tailings disposal facilities, SGS Laboratories for Acid-Base-Accounting (ABA); McClelland Laboratories for kinetic test work, and Bristol Environmental & Engineering Services Corporation to manage overall project permitting of the Rock Creek site.

In addition, the Company has undertaken a grade control sampling program, developed in consultation with Francis Pitard & Associates, including trenching, rotary drilling and blast hole drilling to develop an optimal coarse gold sampling methodology for use in mining. All results of the drilling to date are being incorporated into the final resource estimation and block model currently being prepared by independent engineering firm, AMEC Inc., of Vancouver, B.C. The updated resource estimate is anticipated to be completed by the 4th Quarter of 2005.

The drill program and sampling protocol were under the direction and oversight of qualified person John Odden, P.Geo., Senior Geologist for NovaGold. A rigorous quality control and quality assurance protocol was utilized on the project including blank and reference samples with each batch of assays. All drill samples were analyzed by MSA, fire assay and ICP at ALS Chemex Labs in Fairbanks, Alaska and Vancouver, B.C., Canada.

In preparation for mine permitting NovaGold collected detailed baseline environmental data for an Environmental Information Document for use by the U.S. Corps of Engineers to develop the Environmental Assessment (EA) document for the project. The Company has hosted several community informational meetings on the project and has generally received broad community support because of the minimal environmental impacts anticipated from the project and significant economic benefits the project would contribute to the local communities with 135 full time jobs created on the project. Consultation with the permitting agencies for the project indicates that permits may be received in the first half of 2006 with construction to begin immediately thereafter. With an anticipated 9 month construction schedule, production is targeted to commence by the end of 2006.

About Rock Creek

Rock Creek is anticipated to be NovaGold's first development stage project to begin significant gold production for the Company. Upon receipt of the construction permits expected in the first half of 2006, first gold production is targeted to begin at Rock Creek by the end of 2006. The mine will produce an average of 100,000 ounces of gold per year from a conventional open-pit, year-around mining operation.

The project is located 8 miles by road from the town of Nome, Alaska partly on 14,000 acres (5,700 hectares) of patented private land owned 100% by NovaGold and partly on land owned by the Bering Straits and Sitnasuak Native Corporations.

The Rock Creek project is accessed by state maintained roads and benefits from the presence of the nearby town site infrastructure and power, simple mining and processing, modest capital costs and exploration expansion potential. Permitting is also anticipated to be a straightforward and timely process, due to community support for the project and based on the long history of mining in the area. The State of Alaska recently completed construction of the Glacier Creek bypass road, a three mile access route that improves access from the community of Nome to beyond the Rock Creek project area. This road upgrade benefits the Rock Creek project and supports future exploration in the Nome mining district and was completed as part of the State’s Roads to Resources initiative.

About NovaGold

NovaGold is a precious metals company focused on the exploration and development of high quality mineral properties in Alaska and Western Canada. NovaGold is rapidly advancing three of North America's largest undeveloped gold and copper deposits: the Galore Creek gold-silver-copper project, the Donlin Creek gold project in partnership with Placer Dome, the Ambler project in partnership with Rio Tinto, as well as the Company's Nome Operations including: Rock Creek, Big Hurrah and Nome Gold. NovaGold has 72.6 million shares outstanding, is well financed with no long-term debt, and one of the largest resource bases of any exploration or development stage precious metals company. More information is available online at www.novagold.net.

For more information contact:

Greg Johnson, Vice President,
Corporate Communications and Strategic Development
E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Don MacDonald, CA, Senior VP & CFO
E-mail: Don.MacDonald@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements: This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks related to exploration stage of the Company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices and other risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.